Exhibit 4.13

CREDIT FACILITY AGREEMENT

This Agreement is dated the 18th day of April 2022 and made between

(1)	OKEANIS ECO TANKERS CORP., a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the “OET”), on behalf of its fully owned subsidiaries Ark Marine S.A. and Theta Navigation Ltd, both corporations incorporated in the Republic of the Marshall Islands whose registered offices are at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

(2)	OKEANIS MARINE HOLDINGS S.A., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the "Sponsor") on behalf of Felton Enterprises S.A. and Sandre Enterprises S.A.both corporations incorporated in the Republic of the Marshall Islands whose registered offices are at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

WHEREAS:

(A)	FELTON ENTERPRISES S.A. (for Hull No. 3211) and SANDRE ENTERPRISES S.A. (for Hull No. 3212) have entered into Shipbuilding Contracts, dated 28 September 2020 (the “SBCs”) and made between each aforementioned company, as buyer and HYUNDAI HEAVY INDUSTRIES CO. LTD. of South Korea, as builder (the “Builder”) for the construction and delivery of two (2) units of 300,000 DWT Class Crude Oil Carrier having the Builder’s Hull Nos. 3211 and 3212 (the “Vessel(s)”) for a net sale price of USD87,820,000 per Vessel (the “Net Sale Price”), the first was delivered on 31st March 2022 and the second to be delivered on Q2 2022.

(B)	FELTON ENTERPRISES S.A. (for Hull No. 3211) and SANDRE ENTERPRISES S.A. (for Hull No. 3212) (the “Seller(s)”), both being fully owned subsidiaries of the Sponsor, have entered into Memoranda of Agreement (the “MOA(s)”), dated 29th June 2021 and made respectively between the Sellers, as sellers, and Theta Navigation Ltd and Ark Marine S.A. (the “Buyer(s)”), as buyers, both being fully owned subsidiaries of OET, for the acquisition of the Vessels for a price of USD97,000,000 per Vessel (the “Acquisition Price”).

(C)	Pursuant to the MOAs the sum of 20% of the Net Sale Price, has been paid by the Sellers to the Builder, under the SBCs prior to the date of the MOAs, (being USD35,128,000 for both Vessels) (the “Builder Pre-Delivery Portion”)

(D)	OET, on behalf of the Buyers, has requested the Sponsor to defer payment of the Builder Pre-Delivery Portion, for a period of up to two years commencing on the date on which the Builder shall have actually delivered each Vessel to each Buyers respectively (the “Delivery Date”), (the “Sellers Credit Period”).

(E)	The Sponsor, on behalf of the Sellers, is willing to accept such request under the terms and conditions as stipulated hereunder.

AGREED TERMS:

1.	SELLERS CREDIT

The Sponsor intends to provide credit for the Builder Pre-Delivery Portion (the “Sellers Credit”) as follows:

1.1	OET shall repay the Builder Pre-Delivery Portion to the Sponsor at any time during the Sellers Credit Period, in one lump sum or, at OET’s option, in instalments.

1.2	The Builder Pre-Delivery Portion and each part thereof shall bear interest at a rate per annum equal to 3.5% on the unpaid principal amount thereof from the relevant Delivery Date of each Vessel until the date of repayment to the Sponsor (whether upon maturity date, prepayment or otherwise).

1.3	The interest of the Builder Pre-Delivery Portion shall be repaid in the way of quarterly payments of which the payment shall start at the date of three (3) months from the Delivery Date of each Vessel and shall end at the end of the Sellers Credit Period, that being the date of two (2) years from the Delivery Date of each Vessel (the “Maturity Date”).

1.4	The Pre-Delivery Portion, together with all accrued but unpaid interest thereon, shall be due and payable at the Maturity Date.

1.5	Interest payable under this agreement shall accrue from day to day on the basis of a 360-day year and the actual number of days elapsed.

2.	PREPAYMENT

2.1	Voluntary Prepayment

OET shall have the right to prepay, anytime and without penalty or prepayment fee, part or all of the outstanding Builder Pre-Delivery Portion, in each case together with all unpaid interest accrued thereon and payable by OET to the Sponsor. Each such prepayment shall be in an amount of USD10,000 or a whole multiple thereof or the balance of the Builder Pre-Delivery Portion and will be applied to reduce the repayments payable pursuant to clause 1 in inverse chronological order.

2.2	Mandatory prepayment – change of control

If any shareholders or persons acting in concert who do not at the date of this agreement own or have control of more than 50% of the issued shares and/or voting rights of OET, do become owner(s) of, or gain(s) control of, more of than 50% of the issued shares and/or voting rights in OET, the outstanding Builder Pre-Delivery Portion together with all unpaid interest accrued thereon and payable by OET to the Sponsor hereunder shall be prepaid in full upon written request of the Sponsor.

3.	PAYMENTS

All payments by the Borrower under this agreement shall be made in USD to such bank account as the Sponsor may specify from time to time and without deduction, set-off or counterclaim (save as required by law).

4.	SECURITIES

4.1	Initial Securities

In consideration of this Agreement, and as conditions precedent to the Sellers Credit hereinabove, OET shall provide, concurrently with delivery of each Vessel, the Sponsor with a copy, certified by a duly appointed officer of OET as being a true, complete and up-to date-copy, of board minutes authorizing and empowering OET to enter into such Agreement.

4.2	Further Securities

The Sponsor shall be under no obligation to provide the Sellers Credit to OET pursuant to this Agreement, unless, on the date of this agreement:

4.2.1	The representations and warranties set out in Clause 5 (REPRESENTATIONS AND WARRANTIES) of this agreement are true and correct; and

4.2.2	No Event of Default has occurred or might result from the Delivery Date of each Vessel.

5.	Representations and warranties

5.1	OET represents and warrants to the Sponsor that:

5.1.1	It is a corporation duly organised, validly existing and registered under the laws of its jurisdiction of incorporation.

5.1.2	It is empowered to enter into and perform its obligations contained in this agreement and has taken all necessary action to authorise the execution, delivery and performance of this Agreement;

5.1.3	This agreement represents its legal and valid and binding obligations, enforceable in accordance with its terms;

5.1.4	The entry into, and performance by it of its obligations under, and the transactions contemplated by, this agreement do not and will not:

5.1.4.1	conflict with any law or regulation or any official or judicial order binding on it or any of its assets;

5.1.4.2	conflict with its articles of incorporation; or

5.1.4.3	conflict with any agreement or document which is binding on it;

5.1.5	no litigation, arbitration or administrative proceedings are taking place, pending or, to OET's knowledge, threatened against it or any of its assets which, if adversely determined, might reasonably be expected to have a material adverse effect on its business, assets or condition, or its ability to perform is obligations under this Agreement;

5.1.6	no Event of Default has occurred and is subsisting, which has not been waived in writing by the Sponsor;

5.2	The representations and warranties set out in this clause shall be deemed to be repeated on each day on which any other amount due to the Sponsor pursuant to this agreement remains outstanding, with reference to the facts and circumstances subsisting at the time at which they are repeated.

6.	Events of Default

6.1	Each of the following events shall constitute an Event of Default:

6.1.1	OET does not pay on the due date an amount payable under this agreement at the place, and in the currency in, which it is expressed to be payable;

6.1.2	OET does not comply with any of its obligations under Clause 5 (REPRESENTATIONS AND WARANTEES) of this Agreement;

6.1.3	If any borrowings of OET become due or capable of being declared due before their specified maturity date by reason of breach or default on the part of OET under the terms of any agreement or instrument creating of evidencing the same or is otherwise not paid when due (or within any applicable period of grace) or any guarantee or indemnity given by OET is not honoured when due and called upon;

6.1.4	If an encumbrancer takes possession of or a trustee receiver or similar officer is appointed in respect of all or any part of the business or assets of OET or a distress execution attachment or other legal process is levied or enforced upon or sued out against all or any material part of such assets;

6.1.5	If OET is deemed unable to pay its debts within the meaning of Section 123 of the Insolvency Act 1986 or commences negotiation with any one or more of its creditors with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors;

6.1.6	If OET takes any corporate action or other steps are taken or legal proceedings are started for its winding-up dissolution or re-organisation (otherwise than for the purposes of an amalgamation or reconstruction while solvent on terms previously approved in writing by the Lender) or for the appointment of a receiver, administrator, trustee or similar officer of it or of all or a material part of its revenues or assets;

6.1.7	If OET suspends or threatens to suspend a substantial part of its business operations (otherwise than for the purposes of a reconstruction or amalgamation on terms previously approved in writing by the Sponsor) or any government authority permits or procures or threatens to permit or procure any reorganisation transfer or expropriation (whether with or without compensation) of a substantial part of the business or assets of OET;

6.1.8	If in the opinion of the Sponsor a material adverse change occurs in the financial condition results of operations or business of OET; or

6.1.9	if there is a Change of Control.

6.2	If any Event of Default shall occur and be continuing then:

6.2.1	the Sponsor shall cease to be under any further commitment to OET under this agreement; and

6.2.2	the Sponsor may at any time thereafter declare the Pre-Delivery Portion (or any part thereof) to be immediately due and payable or payable forthwith on demand.

7.	Notices

7.1	Communications in writing

Any communication to be made under or in connection with this agreement shall be made in writing and, unless otherwise stated, may be made by letter or e-mail. Any such notice or communication addressed as provided in Clause 17.2 (Addresses) will be deemed to be given or made as follows:

(a)	if by letter, when delivered at the address of the relevant Party;

(b)	if by e-mail, when received.

However, a notice given in accordance with the above but received on a day which is not working day or after 17:00 hours in the place of receipt will only be deemed to be given at 9:00 hours on the next working day in that place.

7.2	Addresses

The address and e-mail address of

OET is:	Okeanis Eco Tankers Corp. c/o OET Chartering Inc. Ethnarchou Makariou av. & 2 D. Falireos Str. 185 47, Neo Faliro, Piraeus, Greece Att: Irene Chaidemenou E-mail:

the Sponsor is:	Okeanis Marine Holdings S.A. c/o Kyklades Maritime Corporation., Ethnarchou Makariou av. & 2 D. Falireos Str. 185 47, Neo Faliro, Piraeus, Greece Att: Thaleia Kalafati E-mail:

or such substitute address and/or e-mail address and/or marked for such other attention as one party may notify to the other party by not less than five (5) working days’ prior notice.

8.	Assignment

8.1	The Sponsor may assign all or any of its rights (if any) or transfer any or all of its obligations under this agreement to any person.

8.2	OET may not assign all or any of its rights (if any) or transfer any or all of its obligations under this agreement to any person.

9.	Miscellaneous

9.1	No failure to exercise, nor any delay in exercising, on the part of the Sponsor, any right or remedy under this agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. No waiver shall be effective unless it is in writing.

9.2	The rights and remedies of the Lender under this agreement are cumulative and not exclusive of its rights under the general law, may be exercised as often as necessary and may be waived only in writing. Any delay by the Lender in exercising or failure to exercise any such right or remedy is not a waiver of that right or remedy.

9.3	A person who is not a party to this agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement. This does not affect any right or remedy of a third party that exists or is available apart from that Act.

9.4	This agreement may be executed in any number of counterparts and this shall have the same effect as if the signatures on the counterparts were on the same copy of this agreement.

9.5	Any certificate or determination by the Lender of a rate or an amount payable under this agreement shall, in the absence of manifest error, be conclusive evidence of the matters to which it relates.

10.	GOVERNING Law

This agreement shall be governed by English law.

IN WITNESS whereof this agreement is duly executed by the parties on the date set out above.

For and on behalf of			For and on behalf of
OKEANIS ECO TANKERS CORP.			OKEANIS MARINE HOLDINGS S.A.

By	:	/s/ Alexandros Giannoulas	By	:	/s/ Thaleia Kalafati

Name	:	Alexandros Giannoulas	Name	:	Thaleia Kalafati

Title	:	Attorney-in-Fact	Title	:	Attorney-in-Fact